                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                            WWW.LEGALANDCOMPLIANCE.COM
      OF COUNSEL
                                                DIRECT E-MAIL:
                                                LANTHONY@LEGALANDCOMPLIANCECOM



                                 August 29, 2007

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Mail Stop 4561
Attn:  Mark P. Shuman, Branch Chief - Legal

RE:  Digital Learning Management Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 26, 2007
     File No.: 0-26293

Dear Mr. Shuman:

     In response to your comment letter dated July 11, 2007 (the "Comment Letter"), we are electronically filing herewith on behalf of Digital Learning Management Corporation (the "Registrant") Amendment No. 1 to the above-referenced Preliminary Proxy Statement. The Amendment No. 1 is marked with &lt;R&gt; tags to show changes made from the previous filings. In addition, we have included a narrative response herein. Also, please note that although your comment letter requested information in compliance with Regulation S-K, the registrant is a small business issuer and has thus provided information in compliance with Regulation S-B.

     Our numbered responses below correspond to the numbered comments set forth in the Comment Letter:

Summary Term Sheet for Proposal 3, page 9
-----------------------------------------

1. Please revise the proxy statement so that the summary term sheet begins on the first or second page of the disclosure document. See Item 14(b)(1) of
Schedule 14A and Item 1001 of Regulation M-A.

Response: The proxy statement has been amended as requested. Also, please note that we have re-organized the presentation of the more detailed discussion of Proposal 3 to better follow that contained in the summary term sheet.

New Management, page 14
-----------------------

2. Please clarify whether the nominees that Yongxin will appoint to the board will replace any of the directors currently serving on the board. If so, and to the extent known, please identify any board members whose terms of service will end as a result of the share exchange, if approved. If you do not have this information at this time, please advise as to when you expect to be able to provide this information and what steps will have to be taken before the post-transaction directors are named. Please refer to Note A to Schedule 14A. To the extent this transaction will result in the selection of new directors, the information required by Item 7 of Schedule 14A and Item 401 of Regulation S-K should be provided with respect to those directors who will assume office as a consequence of the matter being voted upon.


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
August 29, 2007
Page 2


Response: All current board members shall resign and be replaced with Yongxin nominees. The proxy has been amended to add additional disclosure. In particular, in the summary term sheet for Proposal 3 it has been clarified that all current directors will resign. In the detailed discussion of proposal 3 the information required by Item 7 of Schedule 14A and Item 401 of Regulation S-K has been added, where deficient.

The Reasons for Engaging in the Agreement, page 14
--------------------------------------------------

3. Please expand the summary to better describe the company's proposed business after the share exchange if approved. Your statements to the effect that Yongxin represents "a new or supplemental business" opportunity are unclear in this regard. It appears that you will continue the online e-Learning business in addition to the unrelated business of Yongxin, which involves the sale, both wholesale and retail, of medicines throughout China. Please explain the structure and purpose of this dual business focus and whether you intend to continue both businesses side by side ion the long-term or whether you intend eventually to phase out the e-Learning business.

Response:  The amended 14A contains an expanded discussion.

Proposal 1:  Approval of Reverse Split of Common Stock, page 15
-----------  --------------------------------------------------

4. We note that because you do not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. We note further that you have included a table on page 17 showing the effect of the reverse split on your capitalization. However the table indicates that after the reverse split you will have approximately 69 million shares authorized and reserved and no shares authorized and unreserved. Please clarify what you intend by the reference to "authorized and reserved" shares. To the extent you will have shares authorized and unreserved, please disclose this in this table. Include a brief discussion of your plans for the reserve shares and revise the table as appropriate.

Response:  The amended 14A contains the requested change.

5. Further, with regard to the effective increase in authorized shares, please state whether the company has any current plans, proposals or arrangements to issue the additional shares. For instance, in light of Proposal 3, please include a discussion of the shares to be issued in connection with the purchase shares of Yongxin. If you have no current plans, proposals or arrangement to issue shares, other than with respect to the Yongxin transaction, please include an affirmative statement to this effect.

Response:  The amended 14A contains the requested discussion.

6. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

Response: The Company is familiar with the requirements of Rule 10b-17 and shall provide the requisite ten (10) day notice to the NASD as soon as the Company knows the definitive effective date of the stock split.

Proposal 3:  Share Exchange Agreement, page 18
-----------  ---------------------------------

7. As the share exchange agreement falls under paragraphs (2) and (3) of Item 14 of Schedule 14A, and it appears that you are attempting to comply with Item 14, please revise the document to include a complete discussion of the negotiations and terms of the share exchange agreement. See paragraph (b)(7) of Item 14. In this regard, we note your disclosure in response to Item 1005 of Regulation M-A


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
August 29, 2007
Page 3


that there were no past contracts, transactions, negotiations or agreements. Note that Item 1005(b) requires that you describe any negotiations or material contacts during the past two years between you and the company to be acquired and that you identify the person who initiated the negotiations or contacts. Your disclosure should include therefore a discussion of the negotiations that resulted in the agreement to acquire Yongxin based upon the proposed economic terms. Please revise the sections titled Background of the Agreement, Past Contacts, Transactions or Negotiations and the like to provide a materially complete description of how the share exchange was initiated and of the negotiation process that led to the final terms of the agreement. To the extent other terms were considered and counterproposals made, they should be included in the discussion of the negotiation process.

Response:  The amended 14A contains the requested discussion.

8. Please provide the disclosure required for Digital Learning and Yongxin as required by Items 14(c)(1) and (c)(2) of Schedule 14A and Parts B and C of Form S-4, respectively. Specifically, please include management's discussion and analysis for both parties and provide the financial statements for Digital Learning.

Response:  The amended 14A contains the requested discussion.

9. We note that although you have provided financial information for Yongxin, you have not provided the pro forma and other financial information response to Items 14(b)(8)-(10) of Schedule 14A. Please revise to provide this information.

Response:  The amended 14A contains the required financial information.

Effects of the Agreement, page 20
---------------------------------

10. Please clarify the nature and potential impact of the concern expressed in paragraph C relating the regulation of business operations in China by non-Chinese nationals and/or the ownership of offshore companies doing business in China by Chinese nationals in light of the anticipated change of control. Given this condition to closing, your disclosure in the summary term sheet regarding regulatory approvals appears to be incomplete. Please revise or advise.

Response: In reliance upon receipt of an opinion letter from counsel in China, the parties have executed a waiver to this pre-condition. A discussion of this is included in the Amended 14A.

11. Please provide the information required by Item 6(d) of Schedule 14A and
Item 403 of Regulation S-K in a section of the proxy statement that is properly titled. The security ownership table should provide information regarding existing ownership by all directors and nominees, naming them; each of the named executive officers; directors and executive officers as a group, without naming them; and any person or entity owning more than five percent of any class of your voting securities. The table should also reflect how the ownership will change after the share exchange, if approved. In this regard, the table you have provided on page 21 should be relocated to form part of the security ownership information and you should revise that disclosure to identify the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares held by each of those entities. Locating all of the information relating to security ownership before and after the transaction will help to facilitate shareholder understanding of the impact of the transaction on the company.

Response:  The amended 14A contains the requested discussion.

We look forward to your review of Amendment No. 1 and the foregoing responses.


Legal & Compliance, LLC


By: /s/ Laura Anthony, Esq.
   ------------------------
        Laura Anthony, Esq.